Exhibit 99.1

May 30, 2022

U.S. Securities and Exchange Commission

Office of the Chief Accountant

100 F Street NE

Washington, D.C. 20549

Re: SAI.TECH Global Corporation

Ladies and Gentlemen:

We have read the statements in the Form 6-K dated May 30, 2022, of SAI.TECH Global Corporation (formerly known as TradeUP Global Corporation) to be filed with the Securities and Exchange Commission and we agree with such statements therein as related to our firm. We have no basis to and, therefore, do not agree or disagree with the other statements made by the Company in the Form 6-K.

Respectfully submitted,

/s/ Friedman LLP

New York, New York

May 30, 2022